1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

January 21, 2021

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Credit Income Fund

Files Nos. 333-236669 and 811-23211

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone regarding the post-effective amendment to the Registration Statement on Form N-2 (“PEA 3”) of PIMCO Flexible Credit Income Fund (the “Fund”), which was filed with the SEC on November 27, 2020. PEA 3 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended, to reflect Class A-1 shares, a new share class of the Fund, and to make certain other changes to the Fund’s registration statement. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 4 (“PEA 4”) to the Fund’s registration statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Cover Page

Comment 1: Please consider deleting the language related to Rule 30e-3 on the cover page.

Response: The cover page has been revised accordingly.

Comment 2: In the “Leverage” section on the cover page, the disclosure states that the Fund “may also determine to issue preferred shares.” If there is any current intent to issue preferred shares, please confirm that the expenses of issuance are reflected in the fee table.

Response: The Fund hereby confirms that it does not currently intend to issue preferred shares. In the future, if the Fund intends to issue preferred shares, the expenses of such issuance will be reflected in the Fund’s fee table.

Anu Dubey January 21, 2021 Page 2

Prospectus

Comment 3: The second paragraph of the “Portfolio Contents” section of the prospectus refers to “bank loans.” If the Fund invests in covenant-lite loans as part of its principal investment strategy, please add a reference here and disclose the corresponding risks under “Principal Risks.”

Response: The disclosure has been revised accordingly.

Comment 4: The last sentence of the “Portfolio Contents” section of the prospectus states that the Fund “will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund.” Please add disclosure in an appropriate location stating that the adviser to the Subsidiary is treated as an adviser to the Fund for purposes of Section 15 of the 1940 Act.

Response: The disclosure has been revised accordingly.

Comment 5: In the “Use of Leverage” section, the disclosure states that “the fees received by the Investment Manager are based on the average daily total managed assets of the Fund (including any assets attributable to any reverse repurchase agreements, dollar rolls, borrowings and any preferred shares that may be outstanding, if issued).” Please confirm supplementally how derivatives are valued for calculating managed assets for purposes of the management fee.

Response: We respectfully acknowledge your comment. The Fund hereby confirms that derivatives are valued on a mark-to-market basis and included in the calculation of managed assets.

Comment 6: Under “Distribution Risk,” please consider whether return of capital distributions are a principal risk for the fund. If so, please describe the risk in this risk factor.

Response: The Fund does not pay a significant portion of its distributions in returns of capital. Accordingly, the Fund respectfully declines to add disclosure on this point.

Comment 7: Please revise the first sentence under “Temporary Defensive Investments” to reflect that these positions occur under “adverse market, economic, political, or other conditions.”

Response: The disclosure has been revised accordingly.

Comment 8: In the “Expense Limitation Agreement” section on page 72 of the prospectus, the disclosure states that PIMCO has contractually agreed to waive its management fee or reimburse the Fund through November 1, 2021. The Staff notes that the fee waiver will not extend for a year from the effective date of the Registration Statement. If the Fund determines to extend the term of

Anu Dubey January 21, 2021 Page 3

the expense limitation agreement so that it runs for a year from the effective date of the Registration Statement, and then reflect the waived expenses in the Fund’s fee table, please provide the Staff with the revised fee table reflecting the expense limitation.

Response: We respectfully acknowledge your comment.

Comment 9: The Staff notes that the “Sales at Net Asset Value” paragraph on page 76 of the prospectus describes certain categories of account holders that may purchase shares without an initial sales charge, including “individuals purchasing shares through certain types of [omnibus accounts].” Please revise the disclosure to identify with greater specificity who is included in category.

Response: The disclosure has been revised as follows:

Sales at Net Asset Value. In addition to the programs summarized above, Class A-2 and Class A-4 Common Shares, which are available for purchase only through a broker-dealer or other financial firm, may be sold at NAV without an initial sales charge to certain types of accounts or account holders, including: current or former Trustees, officers and employees of the Fund or PIMCO, and by directors, officers and current or former employees of the Distributor or certain of PIMCO’s affiliates if the account was established while employed; ~~individuals purchasing shares~~ purchases made through wrap accounts or certain types of group omnibus plans sponsored by employers, professional or charitable organizations ~~or wrap accounts~~; investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; retirement plans that are maintained or sponsored by financial firms, provided the financial firms have entered into an agreement with the Distributor related to such plans; investors making certain purchases following the announcement of a Fund or share class liquidation; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale. Please see the SAI for additional details.

Comment 10: Under the section “Early Withdrawal Charges - Class A-2 and Class A-4 Common Shares,” please disclose with greater specificity how an investor will know from the prospectus whether the financial firm through which the purchase was made received, or did not receive, an upfront commission at the time of purchase. See Item 12(a)(2) of Form N-1A.

Response: We respectfully acknowledge your comment. The disclosure has been revised for clarity as follows:

Anu Dubey January 21, 2021 Page 4

Early Withdrawal Charges - Class A-2 and Class A-4 Common Shares

Unless you are eligible for a waiver as described under “Sales at Net Asset Value”, if you purchase $250,000 or more of Class A-2 or Class A-4 Common Shares (and, thus, pay no initial sales charge) of the Fund, you will be subject to a 1% early withdrawal charge (“EWC”) if your Class A-2 or Class A-4 Common Shares are repurchased within 12 months of their purchase. ~~If the financial firm through which you purchased your Common Shares does not receive any upfront commission from the Distributor at the time of purchase, you will not be subject to an EWC upon repurchase.~~ The Class A-2 and Class A-4 EWCs do not apply if you are otherwise eligible to purchase Class A-2 or Class A-4 Common Shares without an initial sales charge or are eligible for a waiver of the EWC.

SAI

Comment 11: Under “Distribution of Fund Shares—Sales at Net Asset Value,” item (vi) states that Class A-2 or Class A-4 shares may be sold at NAV without a sales charge to “client accounts of broker-dealers or registered investment advisers affiliated with such broker-dealers that use Class A-2 and/or Class A-4 Common Shares in particular investment products or programs or in particular situations in which the broker-dealer will make Class A-2 and/or Class A-4 Common Shares available for purchase at NAV.” Please identify with greater specificity “particular investment products or programs or in particular situations” that are eligible for a waiver.

Response:    The disclosure has been revised to delete item (vi) under “Distribution of Shares—Sales at Net Asset Value.”

Comment 12: In the first sentence of the “Financial Statements” section of the SAI, please include a hyperlink to the “annual shareholder report for the year ended June 30, 2020” pursuant to Rule 0-4(d) under the 1940 Act.”

Response:   The disclosure has been revised accordingly.

Part C

Comment 13: Please revise undertaking 7 to add a reference to the Fund’s prospectus.

Response: The disclosure has been revised accordingly.

Comment 14: Please consider deleting undertaking 5, as the Fund is an interval fund.

Anu Dubey January 21, 2021 Page 5

Response: The disclosure has been revised accordingly.

Comment 15: Please note that if an officer signs on behalf of the Fund pursuant to a power of attorney, it is necessary to include as an exhibit to the Registration Statement a certified copy of the resolution of the Fund’s Board of Trustees authorizing such signature. Please see Rule 483(b) under the Securities Act of 1933, as amended

Response: We respectfully acknowledge your comment. The Fund confirms, to the extent necessary, it will include as an exhibit to the Registration Statement a certified copy of the resolution of the Fund’s Board of Trustees authorizing such signature.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Timothy Bekkers, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP